Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-08869


APRIL 2003                                        KENMAR
                                                  ------------------------------
                                                  GLOBAL
SUMMARY                                           ------------------------------
                                                  TRUST
                                                  ------------------------------


Kenmar Global Trust (KGT) ended April -0.36% due primarily to losses in stock indices. The Net Asset Value per unit of KGT was $112.57 as of April 30, 2003.

--------------------------------------------------------------------------------
Allocation of Assets to Advisors

                                             Apr 1 2003     May 1 2003
                                             ----------     ----------
      Graham                                     30%            30%
      Grinham                                    41%            37%
      Transtrend                                 29%            33%

--------------------------------------------------------------------------------

Broad equity markets enjoyed a positive month, with many US and European companies surprising investors with earnings above estimates during April. Furthermore, the quick end to the US led conflict in Iraq reduced anxiety levels and unleashed a hope related rally in equities. The US' tech-heavy Nasdaq rose up +9.2% for the month; the Dow Jones Industrial Average and the S&P 500 gained +6.1% and +8.1% respectively. Global stock markets, with the exception of Japan, were positive as well, including the UK's FTSE 100 that netted a gain of 8.6%, Germany's DAX up an impressive 21.4% and France's CAC Index posting a return of 12.8%.

Global bond prices were basically flat for the month, as investors' optimism in the equity markets did not bode well for fixed income. However, concerns about the US' still shaky health kept some investors in fixed income and US government debt suffered less than it normally would in the face of such as strong equity rally. In Asia, Japanese Government Bond prices rose as investors rushed into the market, seeking safe haven from the economic slump that has affected the economy.

During April the US dollar continued its decline against most major currencies amid concerns about the health of the US economy and the effect of relatively low interest rates. The euro continued its march higher, hitting fresh four-year highs against the yen and sterling as investors continued to favor the single currency against the greenback. In Asia, the Japanese yen weakened steadily over the month on fears over the ailing Japanese economy. The currency's fall was in tandem with the Nikkei reaching 20-year lows and falling Japanese Government Bond yields. In the commodity currencies, the Australian and Canadian dollars ended the month higher.

In the commodities, the spotlight was on the energy complex as prices were pressured downward as war with Iraq ended and investors remained bearish after OPEC agreed to boost production quotas. Gold and silver prices ended the month higher. In the grains, wheat and soybean prices were rangebound.

To the best of my knowledge and belief, the above information is accurate and complete.


Sincerely,

/s/ Esther Eckerling Goodman

Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust


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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
--------------------------------------------------------------------------------

[KENMAR LOGO]

Kenmar Advisory Corp.


For further information contact      Two American Lane         Tel  203.861.1025
Kenmar Securities, Inc.              PO Box 5150               Fax  203.552.1500
                                     Greenwich, CT 06831

                               KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                       FOR THE MONTH ENDING APRIL 30, 2003


                           STATEMENT OF INCOME(LOSS)

TRADING INCOME (LOSS)

Realized Trading Gain/(Loss)                                       ($134,604.83)
Change in Unrealized Gain/(Loss)                                      $8,907.25
Gain/(Loss) on Other Investments                                     ($1,958.56)
Brokerage Commission                                               ($140,645.49)
                                                                   ------------
Total Trading Income                                               ($268,301.63)

EXPENSES
Audit Fees                                                                $0.00
Administrative and Legal Fees                                         $7,557.98
Management Fees                                                           $0.00
Incentive Fees                                                            $0.00
Other Expenses                                                            $0.00
                                                                   ------------
Total Expenses                                                        $7,557.98

INTEREST INCOME                                                      $15,216.89

NET INCOME(LOSS) FROM THE PERIOD                                   ($260,642.72)
                                                                   ============


                 STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month              $15,343,142.58
Addition                           $218,401.46
Withdrawal                        ($124,261.40)
Net Income/(Loss)                 ($260,642.72)
                                --------------
Month End                       $15,176,639.92

Month End NAV Per Unit                  $89.61

Monthly Rate of Return                  -1.70%
Year to Date Rate of Return             -7.12%





   To the best of our knowledge and belief, the information above is accurate and complete:


/s/ Kenneth A. Shewer                                 /s/ Marc S. Goodman

Kenneth A. Shewer, Chairman                           Marc S. Goodman, President


                    Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust